UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

DOT HILL SYSTEMS CORP.

(Name of Subject Company)

DOT HILL SYSTEMS CORP.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

25848T109

(CUSIP Number of Class of Securities)

Dana W. Kammersgard

President and Chief Executive Officer

Dot Hill Systems Corp.

1351 S. Sunset Street

Longmont, CO 80501

(303) 845-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Rama Padmanabhan, Esq.

Thomas A. Coll, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 18, 2015, Dot Hill Systems Corp., a Delaware corporation (“Dot Hill”) and Seagate HDD Cayman, an exempted company with limited liability organized under the laws of the Cayman Islands (“Seagate”), issued a joint press release announcing the execution of an Acquisition Agreement (the “Acquisition Agreement”). Pursuant to the Acquisition Agreement, Denali Acquisition Sub Corp., a Delaware corporation and a wholly owned subsidiary of Seagate (“Purchaser”), will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Dot Hill common stock for $9.75 per share in cash. If successful, the Offer will be followed by a merger of Purchaser with and into Dot Hill (the “Merger”).

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Letter to Dot Hill employees, first used on August 18, 2015.

(ii)	Dot Hill employee FAQs, first used on August 19, 2015.

(iii)	Form of letter to Dot Hill customers, first used on August 18, 2015.

Hello [            ],

We are very excited to advise you of some news that just crossed the wire a few minutes ago. This afternoon, after US financial markets closed, Seagate and Dot Hill jointly announced that both companies had signed a definitive agreement wherein Seagate intends to acquire all outstanding shares of Dot Hill stock for $9.75 per share for a total consideration of $694M.

I have attached the press release for your information. Upon successful completion of the acquisition, Dot Hill will be merged into Seagate’s Cloud Systems and Electronic Solutions (CSES) business. Dot Hill’s external storage array-based systems and software products will complement and expand Seagate’s storage systems offerings and be offered as part of the CSES business. Seagate will leverage Dot Hill’s storage products, technology IP portfolio and software capabilities to drive innovation and provide incremental value to our combined customer bases.

We believe that this move will provide multiple synergies for our OEM Partners and we are looking forward to sharing those with you. We expect to maintain and enhance our OEM focus with both server and vertical market customers and we therefore intend that it will be business as usual.

We are very excited with the scale and opportunity this move provides us and are looking forward to leveraging the strength and capabilities of Seagate and the Cloud Systems and Electronic Solutions business to your benefit.

While I know you have plenty of questions and I have some of the answers, we will be following up with more information shortly. Please bear with us as we work through the details of the integration.

Best Regards

Dana

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on information available to Dot Hill as of the date of this communication. Current expectations, forecasts and assumptions involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks, uncertainties, and other factors may be beyond Dot Hill’s control. In particular, such statements include anticipated benefits of the Dot Hill acquisition and Seagate’s expectation that the Dot Hill acquisition will be accretive to non-GAAP earnings. The following factors, among others, could cause actual results to vary from the forward-looking statements: the ability of the parties to satisfy the conditions precedent and consummate the proposed merger, the timing of consummation of the proposed merger, the ability of the parties to secure any required shareholder approvals in a timely manner or on the terms desired or anticipated, the ability to achieve anticipated benefits and savings, risks related to disruption of management’s attention due to the pending merger, operating results and businesses generally, the outcome of any legal proceedings related to the proposed merger and the general risk associated with the respective businesses of Seagate and Dot Hill, including the general volatility of the capital markets, terms and deployment of capital, volatility of Seagate and Dot Hill share prices, changes in the data storage industry, interest rates or the general economy, underperformance of Seagate’s and Dot Hill’s assets and investments and decreased ability to raise funds and the degree and nature of Seagate’s and Dot Hill’s competition. Additional information concerning risks, uncertainties and other factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s and Dot Hill’s Reports on Form 10-K most recently filed with the U.S. Securities and Exchange Commission, the “Risk Factors” sections of which are incorporated into this document by reference and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements should not be relied upon as representing Dot Hill’s views as of any subsequent date and Dot Hill undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

About the Tender Offer

THE COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF DOT HILL COMMON STOCK. THE TENDER OFFER HAS NOT YET COMMENCED.

At the time the offer is commenced, a wholly-owned indirect subsidiary of Seagate will file a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (“SEC”), and Dot Hill will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Dot Hill at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s web site, at http://www.sec.gov. Free copies of these materials and certain other offering documents will be sent to Dot Hill’s stockholders by the information agent for the offer.

DOT HILL STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Dot Hill Employee FAQ

1.	What was announced after market close today?

We announced that Seagate and Dot Hill have entered into a definitive merger agreement under which we expect that Seagate will acquire Dot Hill following the conclusion of a cash tender offer to purchase Dot Hill’s common stock for $9.75 per share in cash, for a total equity purchase price of approximately $694 million. After the transaction closes, Dot Hill is expected to become a part of a Seagate’s Cloud Systems and Electronic Solutions (CSES) Business Unit.

2.	Who is Seagate?

Seagate is a global leader in data storage solutions, developing amazing products that enable people and businesses around the world to create, share and preserve their most critical memories and business data. Seagate Cloud Systems and Electronic Solutions builds on the Seagate legacy to extend innovation from the device into the information infrastructure, onsite and in the cloud. Seagate’s CSES consists of High Performance Computing Storage solutions, Modular OEM Storage Solutions, Scale out Storage Systems and Hybrid Cloud Solutions.

3.	Why does Seagate want to purchase Dot Hill?

Dot Hill’s external storage array-based systems and software products will complement and expand Seagate’s storage systems offerings. Seagate will leverage Dot Hill’s storage technology, IP portfolio and software capabilities to drive innovation and provide incremental value to their combined customer base. Please see the press release attached to the announcement email that was sent out with this document.

4.	How will today’s announcement impact our customers?

Until the transaction closes, it is business as usual. Once the transaction closes, we expect our customers to benefit from Seagate’s scale, volume, and commitment to the storage systems business. We expect our customers to react positively to this news. Our customers are being proactively notified as well.

5.	What are the benefits of this transaction for Dot Hill employees?

Today’s announcement is about growth and positioning Seagate and Dot Hill at the forefront of the global storage systems industry. We believe this transaction will deliver significant and immediate cash value for our shareholders, including our employees who are shareholders, as well as important benefits for our customers, partners and employees. The transaction will enable us to bring to market unique, differentiated and very cost competitive products that harness Seagate and Dot Hill’s proprietary technologies.

Seagate does recognize the important role Dot Hill’s employee’s play in the success of our company, and ultimately, we believe that as part of a larger company this transaction will provide many Dot Hill employees expanded opportunities.

6.	What is a tender offer, what has to occur for the transaction to consummate and when do you expect the transaction to be completed?

In a cash tender offer, cash is offered to company stockholders in exchange for their shares. Thus Seagate is offering $9.75 in cash in exchange for each share of common stock. Concurrently with the tender offer, as with any acquisition this size, there will be customary regulatory filings in the U.S. We expect that the transaction will close by December 31, 2015, subject to customary closing conditions and regulatory approvals. If the tender offer is successfully completed and the other conditions to the merger are satisfied, the merger will be effected without a vote of Dot Hill’s stockholders, in accordance with Delaware law, and Dot Hill’s stock will be delisted from NASDAQ.

7.	What should employees expect between now and closing?

In the interim and before the transaction is completed, we will continue to operate as a separate independent company and it will remain business as usual at Dot Hill. This announcement will have no impact on our day-to-day operations and we ask that you stay focused on your daily responsibilities. Dot Hill’s current management team, led by Dana Kammersgard, is committed to focusing all of its energy towards completing the transaction expeditiously and supporting successful integration planning.

We are now just starting the integration-planning process and will soon be establishing a team comprised of members from both companies to begin the process of planning for the best path forward. Thus, it is too early to speculate on any of the transition and integration details.

8.	Will Dot Hill move into Seagate’s facilities close by in Longmont?

While it remains to be seen, Seagate has a large facility in Longmont, CO about 3.4 miles away from Dot Hill’s Longmont campus. This decision will be made as part of the integration planning process.

9.	Will there be any changes to employee compensation, benefits and plans?

We are still early in the process and we know Seagate has a comprehensive compensation and benefit program. As we learn more we will share with you at a later date.

10.	What happens to my Dot Hill stock options?

Each option that is outstanding, unvested and held by an employee continuing employment after closing will be assumed by Seagate and converted into Seagate equity based on a conversion formula. We will provide you with more information on the treatment of your Dot Hill stock options at a later date.

11.	What should I say if I’m asked about this transaction by customers, suppliers, analysts or other non-Dot Hill person?

It is likely that today’s announcement will generate increased interest in Dot Hill and it is important we speak with one voice on this matter. If you receive any inquiries from interested parties, please immediately forward them to Hanif Jamal and Jodi Bochert. For customers, please share our belief that this transaction will deliver significant and important benefits to our customer base. Please refer to the attached joint Press Release issued after the market closed today and stick to that message. However, remember that Dot Hill remains an independent company, and it must be business as usual, until the transaction closes.

12.	What happens to my Dot Hill stock, including stock I may acquire under the ESPP and what happens to the ESPP program?

Pursuant to the merger agreement, Seagate will commence a tender offer to acquire all of the issued and outstanding shares of Dot Hill for $9.75 per share in cash. You may elect to participate in the tender offer with respect to any shares of Dot Hill stock that you hold. You will separately receive communications regarding the terms of the tender offer along with Dot Hill’s other shareholders.

If the tender offer is successfully completed and the other conditions to the merger are satisfied, the merger will be effected in accordance with Delaware law and you will receive $9.75 per share in cash in exchange for your Dot Hill stock (including any shares purchased through the ESPP on its final purchase date), which is the same amount of consideration per share that you would have received had you tendered your shares in the tender offer (subject to your right to pursue appraisal under Delaware law). Therefore, if the merger takes place (and you do not exercise and perfect statutory appraisal rights), the only difference between tendering and not tendering your Dot Hill stock in the tender offer is that you will be paid earlier if you tender your stock.

Once the tender offer is complete, and the transaction is completed and Dot Hill is delisted, Dot Hill will no longer trade on the NASDAQ. The ESPP will be terminated immediately prior to and contingent on the closing of the tender offer. No new offerings will commence under the ESPP between sign and close. For further information on the ESPP including the current offering period please refer to the ESPP plan document which you can find at http://intranet.dothill.com/investor/index.htm.

13.	Can I trade Dot Hill stock during open periods after public announcement and prior to the closing of the transaction?

Trading in HILL stock will continue to be subject to our Insider Trading Compliance Policy, Window Period Policy and applicable law.

14.	Who can I contact if I have more questions?

As we move through this process, we will do our best to keep you informed and communicate clearly and in a timely fashion. We know you will have lot of questions and will do our best to provide details and answers as we work through the integration process and decisions are made. We are currently setting up several conference calls, in-person town hall visits and developing resources to ensure you have information and we encourage you to participate in these meetings. In addition, if you have any questions, please feel free to send your questions via email to Jodi Bochert or Sandy Kaiser. Your manager will also be available to answer questions. Please do not contact Seagate.

About the Tender Offer

THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF DOT HILL COMMON STOCK. THE TENDER OFFER DESCRIBED IN THIS DOCUMENT HAS NOT YET COMMENCED.

At the time the offer is commenced, a subsidiary of Seagate will file a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (“SEC”), and Dot Hill will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Dot Hill at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s web site, at http://www.sec.gov. Free copies of these materials and certain other offering documents will be sent to Dot Hill’s stockholders by the information agent for the offer.

DOT HILL STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION

STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Forward Looking Statements

This communication contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, statements regarding: the proposed transaction between Seagate and Dot Hill; the expected timetable for completing the transaction; strategic and other potential benefits of the transaction; and any other statements about Seagate’s or Dot Hill’s managements’ future expectations, beliefs, goals, plans, or prospects, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include: the possibility that certain closing conditions to the transaction will not be satisfied; that required regulatory approvals for the transaction may not be obtained in a timely manner, if at all; the ability to timely consummate the transaction and possibility that the transaction will not be completed; the ability of Seagate to successfully integrate Dot Hill’s operations and employees; the anticipated benefits of the transaction may not be realized; and those additional factors discussed in Seagate’s and Dot Hill’s most recent Quarterly and Annual Reports on Forms 10-Q and 10-K filed with the Securities and Exchange Commission. Investors are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Seagate and Dot Hill undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this communication.

We are very excited to advise you of some news that just crossed the wire a few minutes ago. This afternoon, after US financial markets closed, Seagate and Dot Hill jointly announced that both companies had signed a definitive agreement wherein Seagate intends to acquire all outstanding shares of Dot Hill stock for $9.75 per share for a total consideration of $694M.

I have attached the press release for your information. Upon successful completion of the acquisition, Dot Hill will be merged into Seagate’s Cloud Systems and Electronic Solutions (CSES) business. Dot Hill’s external storage array-based systems and software products will complement and expand Seagate’s storage systems offerings and be offered as part of the CSES business. Seagate will leverage Dot Hill’s storage products, technology IP portfolio and software capabilities to drive innovation and provide incremental value to our combined customer bases.

We believe that this move will provide multiple synergies for our OEM Partners and we are looking forward to sharing those with you. We expect to maintain and enhance our OEM focus with both server and vertical market customers and we therefore intend that it will be business as usual.

We are very excited with the scale and opportunity this move provides us and are looking forward to leveraging the strength and capabilities of Seagate and the Cloud Systems and Electronic Solutions business to your benefit.

We will be reaching out to you to connect soon, but please feel free to contact me directly with any questions.

Best Regards

Dana

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on information available to Dot Hill as of the date of this communication. Current expectations, forecasts and assumptions involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks, uncertainties, and other factors may be beyond Dot Hill’s control. In particular, such statements include anticipated benefits of the Dot Hill acquisition and Seagate’s expectation that the Dot Hill acquisition will be accretive to non-GAAP earnings. The following factors, among others, could cause actual results to vary from the forward-looking statements: the ability of the parties to satisfy the conditions precedent and consummate the proposed merger, the timing of consummation of the proposed merger, the ability of the parties to secure any required shareholder approvals in a timely manner or on the terms desired or anticipated, the ability to achieve anticipated benefits and savings, risks related to disruption of management’s attention due to the pending merger, operating results and businesses generally, the outcome of any legal proceedings related to the proposed merger and the general risk associated with the respective businesses of Seagate and Dot Hill, including the general volatility of the capital markets, terms and deployment of capital, volatility of Seagate and Dot Hill share prices, changes in the data storage industry, interest rates or the general economy, underperformance of Seagate’s and Dot Hill’s assets and investments and decreased ability to raise funds and the degree and nature of Seagate’s and Dot Hill’s competition. Additional information concerning risks, uncertainties and other factors that could cause results to differ materially from those projected in the forward-looking statements is contained in Seagate’s and Dot Hill’s Reports on Form 10-K most recently filed with the U.S. Securities and Exchange Commission, the “Risk Factors” sections of which are incorporated into this document by reference and other documents filed with or furnished to the Securities and Exchange Commission. These forward-looking statements should not be relied upon as representing Dot Hill’s views as of any subsequent date and Dot Hill undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made.

About the Tender Offer

THE COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF DOT HILL COMMON STOCK. THE TENDER OFFER HAS NOT YET COMMENCED.

At the time the offer is commenced, a wholly-owned indirect subsidiary of Seagate will file a Tender Offer Statement on Schedule TO with the United States Securities and Exchange Commission (“SEC”), and Dot Hill will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Dot Hill at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be available without charge at the SEC’s web site, at http://www.sec.gov. Free copies of these materials and certain other offering documents will be sent to Dot Hill’s stockholders by the information agent for the offer.

DOT HILL STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, INCLUDING ALL AMENDMENTS TO THOSE MATERIALS. SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.